UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated June 23, 2009, announcing a new charter and extensions to existing charters and includes the Company’s current fleet table as of the date hereof.

This Report on Form 6-K is hereto hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. ANNOUNCES A NEW CHARTER AND EXTENSIONS TO EXISTING CHARTERS

ATHENS, Greece, June 23, 2009 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today amendments to several of its long term time charters. The Company has entered into a new two year time charter contract for the Deep Seas and has renegotiated the terms to the time charter contract for the Crystal Seas. The Company has also extended the charter period on the existing charter for the Clean Seas, and has obtained an option, at the Company’s election, to extend the charter for the Pearl Seas. Details of all of the Company’s current time charters, including current gross daily charter hire rates and charter terms, are set forth in the table below.

Commenting on these recent developments, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are extremely pleased that we have been able to continue our relationship with Morgan Stanley who has agreed to take the Deep Seas on charter for an additional two years after the expiry of the existing two year charter. The renewal of the charter underlines the quality of service we are providing to our charters and the confidence they have in our operations. We are also pleased with our negotiations for the extension of the charters on the Pearl Seas and Clean Seas and the renegotiated terms on the Crystal Seas charter. We believe that the extensions and renegotiations will further strengthen our business relationship with two of the world’s leading charters.”

Mr. Bodouroglou concluded, “These new charter arrangements will increase our fixed revenue days in 2010 and 2011 from 55% and 38% to 72% and 49%, respectively at rates that continue to provide for solid free cash flow. Furthermore, our contracted gross revenue under our existing charters shall increase as a result of these charters by an additional $27.9 million, assuming our exercise of available option periods. Moreover, our contracted fleet gross revenue from our period time charters will be an estimated $300 million.”

Vessel Name	Vessel Type	Year Built	Charterer Name	Gross Daily Charter Rate(1)	Re-Delivery from Charterer (2)
					Earliest	Latest
Blue Seas (3)	Handymax	1995	Ultrabulk	$9,000	Jul. 2009	Oct. 2009
Clean Seas (4)	Handymax	1995	Cosco Bulk	$9,000	Jan. 2011	Mar. 2011
Crystal Seas (5)	Handymax	1995	Cosco Bulk	$23,000	Aug. 2011	Nov. 2011
Deep Seas (6)	Panamax	1999	Morgan Stanley	$34,250	Sept. 2009	Dec. 2009
Calm Seas	Panamax	1999	Korea Line Corp.	$37,000	Jan. 2010	Apr. 2010
Kind Seas	Panamax	1999	Deiulemar Shipping	$45,500	Nov. 2011	Feb. 2012
Sapphire Seas (7)	Supramax	2005	Korea Line Corp.	$26,750	May 2010	Jul. 2010
Pearl Seas (8)	Panamax	2006	Korea Line Corp.	$37,300	Aug. 2011	Oct. 2011
Diamond Seas	Panamax	2001	Vespucci Marine	$27,500	May 2010	July 2010
Coral Seas	Panamax	2006	Bunge	$54,000	Dec. 2009	Mar. 2010
Golden Seas (9)	Panamax	2006	Deiulemar Shipping	$43,500	Sep. 2011	Nov. 2011
Friendly Seas (10)	Supramax	2008	Deiulemar Compagnia	$33,750	Apr. 2014	Aug. 2014

(1)	Daily charter hire rates in this table do not reflect commissions payable by the Company to third party chartering brokers and Allseas Marine, S.A. ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter and does not reflect any options charter extensions.

(3)
On November 24, 2008, we agreed with Ultrabulk S.A. to enter into a new time charter agreement regarding the next employment of Blue Seas for a period of approximately eight to 10 months at a gross daily charter rate of $7,750 for the first 50 days and $9,000 for the balance period. The time charter commenced on December 2, 2008 and will expire between July 23, 2009 and October 12, 2009.

(4)
On April 15, 2009, we entered into an agreement with Cosco Bulk Carrier Co. Ltd. to extend the employment of Clean Seas for a period of 12 to 14 months commencing on January 4, 2010 at a gross daily charter rate of $17,250. The vessel is currently employed on a time charter that commenced on January 25, 2009 and ends on January 4, 2010.

(5)
On April 15, 2009, we agreed with Cosco Bulk Carrier Co. Ltd. to reduce the gross daily charter rate for Crystal Seas to $23,000 per day for the period commencing May 1, 2009 and ending December 31, 2009. As of January 1, 2010, the daily charter rate will return to its original level of $33,000 per day and will be payable until the expiration of the charter period.

(6)
On June 2, 2009, we agreed with Morgan Stanley to enter into a new time charter agreement regarding the next employment of Deep Seas at a net daily charter rate of $15,000 for a period of 24 to 28 months. The time charter will commence on September 1, 2009 and will expire between September 1, 2011 and December 31, 2011.

(7)           The daily charter rate for Sapphire Seas decreases to $22,750 as of June 24, 2009.

(8)
On June 17, 2009, we agreed with Korea Line Corporation to reduce the gross daily charter rate for Pearl Seas to $37,300 per day from June 23, 2009 until the expiration of the charter period. We also agreed to extend the current employment of Pearl Seas for an optional period (at our option) of 26 to 28 months commencing on August 11, 2011 at a gross daily charter rate of $32,500. Should the panamax spot market increase above $32,500 per day (based on the previous quarterly average of the BPI), then an additional amount above such level shall be shared 50/50 between us and the charterer. The time charter commenced on September 11, 2008 and assuming all extension options are exercised, will expire between October 11, 2013 and December 11, 2013.

(9)
The charter of the Golden Seas was originally entered into with Transfield Shipping Inc., which in turn sub-chartered the vessel to Deiulemar Shipping S.P.A. On March 25, 2009, Transfield Shipping Inc. assigned all of its rights under the sub-charter to us. The terms of the sub-charter assigned to us are identical to the original charter with the exception of the daily charter rate, which is $43,500.

(10)
On June 17, 2008, we agreed with Deiulemar Compagnia di Navigazione S.P.A. to enter into a new time charter agreement regarding the next employment of Friendly Seas at a gross daily charter rate of $33,750 for a period of 58 to 62 months, and a commission of 6.25%. The time charter commenced June 5, 2009.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, charter counterparty performance, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: June 24, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 1005772